

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

Via E-mail

Hongqiang Xu
President and Chief Executive Officer
China Ticket Center, Inc.
28248 North Tatum Boulevard, Suite B-1-434
Cave Creek, Arizona 85331

> **Re:** **China Ticket Center, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed June 16, 2011**
> **File No. 000-54317**

Dear Mr. Xu:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director

cc: David E. Wise, Esq.